Filed Pursuant to Rule 433

Registration No. 333-224523

BANK OF AMERICA CORPORATION

PREFERRED STOCK, SERIES KK

$1,325,000,000

53,000,000 Depositary Shares, Each Representing a 1/1,000th Interest in a

Share of Bank of America Corporation 5.375% Non-Cumulative Preferred Stock, Series KK

FINAL TERM SHEET

Dated June 18, 2019

Issuer:	Bank of America Corporation

Security:	Depositary Shares, each representing a 1/1,000th interest in a share of Bank of America Corporation 5.375% Non-Cumulative Preferred Stock, Series KK

Expected Ratings:	Baa3 (Moody’s) / BBB- (S&P) / BBB- (Fitch)

Size:	$1,325,000,000 ($25 per Depositary Share)

Over-allotment Option:	The underwriters also may purchase up to an additional 7,950,000 Depositary Shares ($25 per Depositary Share) within 2 days of the date of the final prospectus supplement in order to cover over-allotments, if any.

Public Offering Price:	$25 per Depositary Share

Maturity:	Perpetual

Trade Date:	June 18, 2019

Settlement Date:	June 25, 2019 (T+5)

Dividend Rate (Non-Cumulative):	5.375%

Dividend Payment Dates:	March 25, June 25, September 25, and December 25 of each year beginning on September 25, 2019, each subject to following unadjusted business day convention

Day Count:	30/360

Business Days:	New York/Charlotte

Optional Redemption:	Anytime on or after June 25, 2024 and earlier upon certain events involving a capital treatment event as described and subject to limitations in the preliminary prospectus supplement dated June 18, 2019 (the “Preliminary Prospectus Supplement”)

Listing:	Application will be made to list the Depositary Shares on the New York Stock Exchange (“NYSE”) under the symbol “BAC PrM”. Trading of the Depositary Shares on the NYSE is expected to commence within a 30-day period after the original issuance date of the Depositary Shares.

Sole Book-Runner:	BofA Securities, Inc.

Joint Lead Managers:	J.P. Morgan Securities LLC Morgan Stanley & Co. LLC UBS Securities LLC Wells Fargo Securities, LLC RBC Capital Markets, LLC

Junior Co- Managers:	Mischler Financial Group, Inc. Multi-Bank Securities, Inc. R. Seelaus & Co., LLC Samuel A. Ramirez & Company, Inc.

CUSIP/ISIN for the Depositary Shares:	06053U601 / US06053U6010

Bank of America Corporation (the “Issuer”) has filed a registration statement (including a Preliminary Prospectus Supplement and a prospectus dated June 29, 2018) with the SEC for the offering to which this communication relates. Before you invest, you should read those documents and the other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the lead manager will arrange to send you the prospectus supplement and the prospectus if you request them by contacting BofA Securities, Inc., toll free at 1-800-294-1322. You may also request copies by e-mail from fixedincomeir@bankofamerica.com or dg.prospectus_requests@baml.com.